Exhibit 99.1

PRESS RELEASE

WiLAN Reports First Quarter 2014 Financial Results

Company reports adjusted earnings of $16.8 million in the first quarter

OTTAWA, Canada – April 30, 2014 – Wi-LAN Inc. (“WiLAN” or the “Company”) (TSX:WIN) (NASD:WILN) today announced financial results for the first quarter 2014 ended March 31, 2014. All financial information in this press release is reported in U.S. dollars, unless otherwise indicated.

First Quarter 2014 Highlights

•	Revenues of $26.0 million, exceeding guidance of $22.6 million.
•	Adjusted earnings* of $16.8 million, or 14 cents per basic share, exceeding guidance of between $10.6 million and $12.6 million.
•	GAAP earnings of $4.0 million or 3 cents per basic share.
•	Signed agreements with Toshiba Corporation and Hon Hai Precision Industry Co. Ltd. to resolve litigations.
•	Returned $4.5 million to shareholders in dividend payments.
•	Subsequent to quarter end, signed license for network management technology with U.S. wireless carrier.
•	Subsequent to quarter end, entered the automotive market with two licensing partnerships.

“Our ongoing effort to expand our business has made significant progress so far in 2014,” said Jim Skippen, President & CEO. “The license agreement signed in our network management program and early activities that we have completed in our semiconductor program have moved these licensing programs forward. Partnerships signed early in the second quarter have driven WiLAN into the large automotive market. With multiple new programs and many other opportunities being evaluated by our team, we see significant growth potential in our business.”

Added Skippen, “We have begun 2014 with a very strong first quarter. A further reduction in our litigation expenses, due in part to the new shared risk fee model that WiLAN is adopting with counsel, helped WiLAN generate strong adjusted and GAAP earnings in the quarter.”

Eligible Dividend

The Board of Directors has declared an eligible dividend of CDN $0.04 per common share to be paid on July 3, 2014 to shareholders of record on June 13, 2014.

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PRESS RELEASE

First Quarter 2014 Revenue Review

In the three month period ended March 31, 2014, WiLAN generated revenues of $26.0 million, as compared to $18.4 million in the three month period ended March 31, 2013. The increase in revenues is primarily attributable to the timing of fixed payment amounts as a result of the significant license agreements signed during the twelve months ended December 31, 2013 for which certain agreements contained higher fixed-payments at the beginning of the license agreement.

First Quarter 2014 Operating Expense Review

Our definition of cost of revenue expenses has changed. We now include patent management expenses, which includes patent maintenance, prosecution and evaluation expense, in cost of revenue and have adjusted the comparison periods to reflect this reclassification. Previously, we had considered patent management expenses as a component of R&D expenses.

In the three month period ended March 31, 2014, cost of revenue totaled $14.6 million as compared to $21.3 million in the comparative period. The decrease in expenses is primarily attributable to a decrease in litigation expense partially offset by increased patent licensing expense as a result of an increase in staffing levels, an increased level of technical consulting services in support of patent acquisition evaluation, and an increase in amortization expense as a result of patent acquisitions completed during fiscal 2013.

	Three months ended
	March 31, 2014	March 31, 2013

Compensation and benefits	$2,370	$1,635
External litigation costs	1,709	11,673
Patent maintenance, prosecution, and evaluation	1,330	1,141
Amortization of patents	8,391	6,505
Stock-based compensation	358	158
Other	472	161
	$14,630	$21,273

For the three months ended March 31, 2014, litigation expenses amounted to $1.7 million compared to $11.7 million for the same period last year. The decrease in litigation expense in the first quarter is attributable to a decrease in the level of litigation activities in comparison to the same period last year and a reduction of fees due to the new shared risk fee model, which links the payment of a portion of fees to successful licensing outcomes, which WiLAN is adopting with counsel. Litigation expenses, which are expected to vary from period to period due to the variability of litigation activities, are expected to remain below 2013 levels throughout 2014.

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PRESS RELEASE

In the first quarter ended March 31, 2014, MG&A expenses amounted to $2.9 million as compared to $2.8 million in the first quarter ended March 31, 2013. The increase in spending in the first quarter is primarily attributable to an increase in the accrued costs related to deferred stock units granted to certain non-executive members of the Company’s board of directors partially offset by a decrease in stock-based compensation and staffing costs as a result of changes in staffing levels.

	Three months ended
	March 31, 2014	March 31, 2013

Compensation and benefits	$766	$925
Depreciation	164	124
Stock-based compensation	412	675
Public company costs	795	427
Facilities	183	134
Other	612	476
	$2,932	$2,761

For the three months ended March 31, 2014, R&D expenses were $0.6 million as compared to $0.8 million in the same period last year. The decrease in spending in the first quarter is primarily attributable to a decrease in stock-based compensation expense, professional fees, and consultant costs partially offset by an increase in staffing costs as a result of an increase in staffing levels.

	Three months ended
	March 31, 2014	March 31, 2013

Compensation and benefits	$545	$474
Depreciation	61	74
Stock-based compensation	(23)	138
Other	25	121
	$608	$807

First Quarter 2014 Earnings Review

In the first quarter ended March 31, 2014, WiLAN generated adjusted earnings of $16.8 million or 14 cents per basic share as compared to $1.3 million or 1 cent per basic share, in the comparative period. The increase in adjusted earnings for first quarter of 2014 is primarily attributable to increased revenues and reduced litigation expenses.

The Company’s GAAP earnings amounted to earnings of $4.0 million, or 3 cents per share on a basic level, in the first quarter 2014, as compared to a GAAP loss of $6.4 million, or 5 cents per share on a basic level, in the same period last year.

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PRESS RELEASE

First Quarter 2014 Balance Sheet and Cash Flow Review

At March 31, 2014, the Company’s cash, comprised of cash and cash equivalents and short-term investments, totaled $142.4 million, representing an increase of $10.5 million from the cash position at December 31, 2013. The increase is primarily attributable to the generation of $21.4 million from operations offset by returning $4.5 million to shareholders in dividend payments and the acquisition of patents totaling $5.7 million. The Company’s cash equivalents and short-term investments include T-bills, term deposits and GICs.

Second Quarter 2014 Financial Guidance

For the second quarter 2014 ending June 30, 2014, the Company expects revenue to be at least $19.4 million. This revenue guidance does not include the potential impact of any additional reports yet to be received, new agreements that may be signed during the balance of the second quarter of 2014 or the potential impact of any royalties identified in audits conducted by the Company. This guidance is provided prior to the completion of the first month of this fiscal quarter and as such, a number of reports that normally are submitted at or shortly after the month end have yet to be received by the Company.

Operating expenses for the second quarter are expected to be in the range of $9.0 million to $10.2 million of which $1.4 million to $2.5 million is expected to be litigation expense. For the second quarter of 2014, and assuming no additional agreements are signed, adjusted earnings are expected to be in the range of $9.4 million to $10.5 million.

The above statements are forward-looking and actual results may differ materially. The “Forward-looking Information” section at the end of this press release provides information on various risks and uncertainties that the Company faces. Additional information identifying risks and uncertainties relating to the Company’s business are discussed in greater detail in the “Risk Factors” section of WiLAN’s annual information form for the 2013 fiscal year dated February 3, 2014 (copies of which may be obtained at www.sedar.com or www.sec.gov). Financial guidance is provided to assist investors and other interested parties in understanding WiLAN’s performance. The reader is cautioned that using this information for any other purpose may be inappropriate.

The Company’s revenues result primarily from the licensing of intellectual property which, by its very nature, is directly affected by the timing of the closure of license agreements, the nature and extent of specific licenses including actual rates, product sales by licensees which can be subject to seasonality as well as overall market demands and the timeliness of the receipt of licensee royalty reports. In addition, certain revenues may be of a one-time nature.

The above targets for the three month period ending June 30, 2014 reflect our current business indicators and expectations and are subject to fluctuations in foreign currency exchange rates. Due to their nature, certain income and expense items, such as significant license agreements with companies involved in current enforcement actions, brokerage opportunities, new significant litigation or defense actions that could arise during the quarter, losses on asset impairments or realized foreign exchange losses cannot be accurately forecast. Accordingly, we exclude forecasts of such items from our guidance. Actual revenues reported may exceed the revenue guidance provided due to the receipt of royalty reports, signing of new license agreements and completion of licensee audits, all after the guidance is provided.

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PRESS RELEASE

WiLAN’s imperative is to negotiate the best possible license as measured over the long-term and accordingly, the timing of actual license signings may vary from that forecasted. Actual results may vary materially from the guidance provided as a consequence of the above noted factors.

Conference Call Information – April 30, 2014 – 10:00 AM ET

WiLAN will conduct a conference call to discuss its financial results today at 10:00 AM Eastern Time (ET). WiLAN CEO, Jim Skippen and CFO, Shaun McEwan will be on the call.

Calling Information

A live audio webcast will be available at

http://www.investorcalendar.com/IC/CEPage.asp?ID=172648

• To access the call from Canada and U.S., dial 1.877.407.0782 (Toll Free)

• To access the call from other locations, dial 1.201.689.8567 (International)

Replay Information

The call will be available at http://www.investorcalendar.com/IC/CEPage.asp?ID=172684 and accessible by telephone until 11:59 PM ET on July 30, 2014.

Replay Number (Toll Free): 1.877.660.6853

Replay Number (International): 1.201.612.7415

Conference ID #: 13580783

About WiLAN

WiLAN, founded in 1992, is a leading technology innovation and licensing company. WiLAN has licensed its intellectual property to over 280 companies worldwide. Inventions in our portfolio have been licensed by companies that manufacture or sell a wide range of communication and consumer electronics products including 3G and 4G handsets, Wi-Fi-enabled laptops, Wi-Fi and broadband routers, xDSL infrastructure equipment, cellular base stations and digital TV receivers. For more information: www.wilan.com.

Note

(*) WiLAN follows GAAP in preparing its interim and annual financial statements. Adjusted Earnings are earnings from continuing operations before stock-based compensation expense, depreciation and amortization expense, interest expense, unrealized foreign exchange gains or losses, provision for income taxes and certain other non-cash, one-time, or non-recurring charges.

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PRESS RELEASE

Forward-looking Information

This news release contains forward-looking statements and forward-looking information within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and other United States and Canadian securities laws. The phrases “to expand”, “significant growth potential”, “to be paid”, “to shareholders”, “is adopting”, “are expected to”, “due to the variability”, “expects revenue to be”, “yet to be received”, “potential impact”, “may be signed”, “conducted by”, “expected to be”, “are signed”, “may differ”, “may be”, “can be”, “expectations”, “subject to”, “cannot be accurately forecast”, “ may exceed”, “the receipt”, “signing of new license agreements”, “completion of”, “to negotiate”, “may vary”, “will be”, and similar terms and phrases are intended to identify these forward-looking statements. Forward-looking statements and forward-looking information are based on estimates and assumptions made by WiLAN in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that WiLAN believes are appropriate in the circumstances. Many factors could cause WiLAN's actual performance or achievements to differ materially from those expressed or implied by the forward-looking statements or forward-looking information. Such factors include, without limitation, the risks described in WiLAN’s February 3, 2014 annual information form for the year ended December 31, 2013 (the “AIF”). Copies of the AIF may be obtained at www.sedar.com or www.sec.gov. WiLAN recommends that readers review and consider all of these risk factors and notes that readers should not place undue reliance on any of WiLAN's forward-looking statements. WiLAN has no intention and undertakes no obligation to update or revise any forward-looking statements or forward-looking information, whether as a result of new information, future events or otherwise, except as required by law.

All trademarks and brands mentioned in this release are the property of their respective owners.

- ## -

For media and investor inquiries, please contact: Tyler Burns Director, Investor Relations O: 613.688.4330 C: 613.697.0367 E: tburns@wilan.com

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PRESS RELEASE

Wi-LAN Inc.
Condensed Consolidated Statements of Operations
(Unaudited)
(in thousands of United States dollars, except share and per share amounts)

	Three months ended	Three months ended
	March 31, 2014	March 31, 2013

Revenue
Royalties	$25,978	$18,369

Operating expenses
Cost of revenue	14,630	21,273
Research and development	608	807
Marketing, general and administration	2,932	2,761
Foreign exchange loss	1,389	1,033
Total operating expenses	19,559	25,874
Earnings (loss) from operations	6,419	(7,505)
Investment income	135	195
Earnings (loss) before income taxes	6,554	(7,310)

Provision for (recovery of) income tax expense
Current	1,442	1,301
Deferred	1,143	(2,177)
	2,585	(876)
Net and comprehensive income (loss)	$3,969	$(6,434)

Earnings (loss) per share
Basic	$0.03	$(0.05)
Diluted	$0.03	$(0.05)

Weighted average number of common shares
Basic	119,916,260	121,545,062
Diluted	120,260,260	121,545,062

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PRESS RELEASE

Wi-LAN Inc.
Condensed Consolidated Balance Sheets
(Unaudited)
(in thousands of United States dollars)

	March 31, 2014	December 31, 2013
Current assets
Cash and cash equivalents	$140,988	$130,394
Short-term investments	1,402	1,457
Accounts receivable	1,755	11,999
Prepaid expenses and deposits	1,307	592
	145,452	144,442

Loan receivable	1,121	1,075
Furniture and equipment, net	2,155	2,159
Patents and other intangibles, net	142,330	150,025
Deferred tax asset	25,733	26,876
Goodwill	12,623	12,623
	$329,414	$337,200

Current liabilities
Accounts payable and accrued liabilities	$22,048	$25,011
Current portion of patent finance obligation	15,147	19,480
	37,195	44,491

Patent finance obligation	32,592	32,552
Success fee obligation	6,083	7,048
	75,870	84,091

Commitments and contingencies

Shareholders' equity
Capital stock	425,317	425,238
Additional paid-in capital	15,354	14,635
Accumulated other comprehensive income	16,225	16,225
Deficit	(203,352)	(202,989)
	253,544	253,109
	$329,414	$337,200

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PRESS RELEASE

Wi-LAN Inc.
Condensed Consolidated Statements of Cash Flow
(Unaudited)
(in thousands of United States dollars)

	Three months ended	Three months ended
	March 31, 2014	March 31, 2013
Cash generated from (used in)
Operations
Net earnings (loss)	$3,969	$(6,434)
Non-cash items
Stock-based compensation	747	971
Depreciation and amortization	8,616	6,703
Foreign exchange loss (gain)	479	(581)
Disposal of assets	3	-
Disposal of patents	-	46
Deferred income tax expense (recovery)	1,143	(2,177)
Accrued investment income	(46)	(39)
	14,911	(1,511)
Change in non-cash working capital balances
Accounts receivable	10,244	(5,326)
Prepaid expenses and deposits	(715)	(84)
Payments associated with success fee obligation	(1,074)	(1,512)
Accounts payable and accrued liabilities	(1,976)	3,391
Cash generated from (used in) operations	21,390	(5,042)
Financing
Dividends paid	(4,510)	(4,234)
Common shares repurchased under normal course issuer bid	-	(656)
Common shares issued for cash on the exercise of options	51	361
Cash used in financing	(4,459)	(4,529)
Investing
Sale of short-term investments	55	52
Purchase of furniture and equipment	(224)	(17)
Purchase of patents and other intangibles	(5,689)	(688)
Cash used in investing	(5,858)	(653)
Foreign exchange (loss) gain on cash held in foreign currency	(479)	581

Net cash and cash equivalents generated (used) in the period	10,594	(9,643)
Cash and cash equivalents, beginning of period	130,394	175,246
Cash and cash equivalents, end of period	$140,988	$165,603

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PRESS RELEASE

Wi-LAN Inc.
Reconciliation of GAAP Net Earnings to Adjusted Earnings
(in thousands of United States dollars, except share and per share amounts)

	Three months ended	Three months ended
	March 31, 2014	March 31, 2013

Net earnings (loss) under GAAP	$3,969	$(6,434)

Adjusted for:
Unrealized foreign exchange loss	849	944
Depreciation and amortization	8,616	6,703
Stock based compensation	747	971
Loss (gain) on disposal of assets	3	(7)
Income tax expense (recovery)	2,585	(876)
Adjusted earnings	$16,769	$1,301

Adjusted earnings per basic share	$0.14	$0.01

Weighted average number of common shares
Basic	119,916,260	121,545,062

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